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  Z. JULIE GAO                                   41st Floor, One Exchange Square
  Direct Dial: (852) 2912-2535                   8 Connaught Place, Central
  julie.gao@lw.com                               Hong Kong
                                                 Tel: (852) 2522-7886
                                                 Fax: (852) 2522-7006
                                                 www.lw.com
LATHAM & WATKINS LLP                             [CHINESE CHARACTERS]
International Law Firm
[CHINESE CHARACTERS]                             FIRM / AFFILIATE OFFICES
                                                 Boston        New Jersey
                                                 Brussels      New York
                                                 Chicago       Northern Virginia
  APRIL 20, 2005                                 Frankfurt     Orange County
                                                 Hamburg       Paris
                                                 Hong Kong     San Diego
  VIA EDGAR                                      London        San Francisco
                                                 Los Angeles   Silicon Valley
  Mr. Larry Spirgel, Assistant Director          Milan         Singapore
  Mr. Ted Yu, Attorney-Advisor                   Moscow        Tokyo
  Division of Corporate Finance                                Washington, D.C.
  Securities and Exchange Commission
  450 Fifth Street, N.W.                         File No. 040266-0001
  Washington, D.C. 20549



         RE: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-123921)

  Dear Mr. Spirgel and Mr. Yu:

         On behalf of our client, China Techfaith Wireless Communication Technology Limited, a corporation organized under the laws of the Cayman Islands (the "Company"), we are filing herewith the Company's Amendment No. 1 to Registration Statement on Form F-1 ("Amendment No. 1"). For the ease of your reference, we will deliver to you 5 hard copies of Amendment No. 1 marked to show changes to the Registration Statement initially filed with the Securities and Exchange Commission (the "Commission") on April 7, 2005.

         If you need additional copies or have any questions regarding the Registration Statement, please call the undersigned at (852) 2912-2535.

                                                     Very truly yours,

                                                     /s/ Z. Julie Gao
                                                     of LATHAM & WATKINS LLP

  Enclosures

  cc: Defu Dong, Chairman and CEO, China Techfaith Wireless Communication Technology Limited
         Eva Hon, CFO, China Techfaith Wireless Communication Technology Limited David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
         Chris K. H. Lin, Esq., Simpson Thacher & Bartlett LLP, Hong Kong Stefanie Starna, Deloitte Touche Tohmatsu, Beijing
         Edward Au, Deloitte Touche Tohmatsu, Hong Kong


  Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)